Filed Pursuant to Rule 424 (b)(2)
 Registration No. 333-156118

Pricing Supplement No. E237
(To Prospectus and Prospectus Supplement each dated December 15, 2008)

$200,000,000
AKTIEBOLAGET SVENSK EXPORTKREDIT (PUBL)
(Swedish Export Credit Corporation)
Floating Rate Global Notes
Due July 2014
Issue Price: 100.0%

These notes are issued by Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation or “SEK”).  The notes will mature on July 13, 2014.  The notes will not be redeemable before maturity except for tax reasons and will not be entitled to the benefit of any sinking fund.

The notes will bear interest at a floating rate equal to three-month US$ LIBOR plus 0.04%. The interest rate payable on the notes will be reset quarterly.  Interest on the notes will be payable on each January 13, April 13, July 13 and October 13, commencing October 13, 2011, to and including the maturity date.

THE NOTES ARE OBLIGATIONS OF SEK, AND NOT THE KINGDOM OF SWEDEN.

Neither the Securities and Exchange Commission nor any other governmental or regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the prospectus and prospectus supplement to which it relates. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price	100.0%	U.S.$	200,000,000
Underwriting discount	0.0%	U.S.$	0
Proceeds to the Company	100.0%	U.S.$	200,000,000

UPDATED CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	US$200,000,000	100%	US$200,000,000	US$23,220.00(1)
(1)
The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. Pursuant to Rule 457 (p) under the Securities Act, US$80,406.88 of the registration fees paid in respect of the securities covered by the registration statement of which this pricing supplement is a part remains unused. US$23,220.00 of that amount is being offset against the registration fee for this offering and US$• remains available for future registration fees.

The Underwriter expects to deliver the notes to investors through the facilities of The Depository Trust Company, on or about July 13, 2011.

Barclays Capital Inc.

The date of this pricing supplement is July 6, 2011.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement is a supplement to:

•	the accompanying prospectus supplement dated December 15, 2008 relating to our medium-term notes, series E, due nine months or more from date of issue and

•	the accompanying prospectus dated December 15, 2008 relating to our debt securities.

If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus.  All three documents contain information you should consider when making your investment decision.  You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement.  We have not authorized anyone else to provide you with different information.  We and Barclays Capital Inc. are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

This pricing supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which it is unlawful for such person to make such an offering.  The offer or sale of notes may be restricted by law in certain jurisdictions, and you should inform yourself about, and observe, any such restrictions.

*   *   *   *   *

Under the indenture, we have irrevocably appointed Mr. David Dangoor, the honorary consul general of the Kingdom of Sweden in The City of New York as our authorized agent for service of process in any action based on the notes or the Indenture brought against us in any U.S. state or federal court in The City of New York.  The contact information for Mr. Dangoor is as follows:

David Dangoor
Honorary Consul General of Sweden
455 Park Avenue, 21st Floor
New York, New York 10022
Tel. No.: +1-212-888-3000

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DESCRIPTION OF THE NOTES

You should read the following description of the particular terms of the notes in conjunction with the description of the general terms and provisions of the notes set forth in the accompanying prospectus supplement and of the Debt Securities (as defined below) set forth in the accompanying prospectus.  If this summary differs in any way from the descriptions in the prospectus or the prospectus supplement, you should rely on this summary.

We will issue the notes under the indenture, dated as of August 15, 1991, between us and the predecessor in interest to The Bank of New York Mellon Trust Company, N.A. (directly or as the successor in interest to another party), as supplemented by supplemental indentures dated as of June 2, 2004, January 30, 2006, October 23, 2008 and March 8, 2010.  The information contained in this section and in the prospectus and the prospectus supplement summarizes some of the terms of the notes and the indenture.  This summary does not contain all of the information that may be important to you as a potential investor in the notes.  You should read the indenture and the supplemental indenture before making your investment decision.  We have filed copies of these documents with the SEC and we have filed or will file copies of these documents at the offices of the trustee and the paying agents.

The notes will bear interest at a floating rate from and including the Issue Date, to but excluding the Maturity Date.  The interest rate payable with respect to each interest period will be equal to three-month US$ LIBOR plus 0.04%. The interest rate will be reset quarterly, and will be determined by the Calculation Agent in the manner specified under “Description of the Notes – Interest Rates – Floating Rate Notes” in the accompanying Prospectus Supplement, with three-month US$ LIBOR being determined as of the second London Business Day prior to the start of the relevant interest period.  The interest rate payable with respect to the initial interest period beginning on the Issue Date will be determined on the second London Business Day prior to the Issue Date.  Information as to the interest rate payable on the notes with respect to any interest period will be available from the Calculation Agent and the Company upon request.

On July 6, 2011, three-month US$ LIBOR was equal to 0.24575%.  Such rate is not the three-month US$ LIBOR rate that will be used to calculate the rate of interest payable on the notes for the initial interest period beginning on the Issue Date, as such rate will only be determined on the second London Business Day prior to the Issue Date.

For the purposes hereof, the term “Debt Securities” used in the prospectus, and the term “Notes” used in the prospectus supplement, include the notes we are offering in this pricing supplement.

Principal Amount:	US$ 200,000,000

Issue Price:	100.0% of the Principal Amount

Pricing Date:	July 6, 2011

Issue Date:	July 13, 2011

Maturity Date:	July 13, 2014

Redemption Amount:	100% of the Principal Amount

Specified Currency:	U.S. dollars (US$)

Interest Rate:	Three-month US$ LIBOR plus 0.04%, calculated on the basis of the actual number of days in the relevant interest period divided by 360.

Three-month US$ LIBOR:
The London Interbank Offer Rate for deposits in U.S. dollars for a period of three months that appears on Reuters page “LIBOR01” (or any successor page) at approximately 11:00 a.m., London time, on the second London Business Day prior to the first day of the relevant interest period, as determined by the calculation agent.

P-2

Interest Period:	Each quarterly period from and including the Issue Date or any Interest Payment Date to but excluding the next Interest Payment Date (or the Maturity Date, in the case of the final Interest Period).

Interest Determination Dates:	The second London Business Day prior to the first day of each Interest Period.

Interest Reset Dates:	The first day of each Interest Period.

Base Rate:	LIBOR

Spread:	0.04%

Designated LIBOR Currency:	US Dollars

Index Maturity:	Three months

Designated LIBOR Page:	Reuters page “LIBOR01” (or any successor page)

Interest Payment Dates:	Each January 13, April 13, July 13 and October 13, commencing October 13, 2011, to and including the Maturity Date.

Regular Record Dates:	Fifteen calendar days immediately preceding each Interest Payment Date.

Business Day Convention:	Modified Following, Adjusted.

Business Day:	Any day, other than a Saturday or Sunday, that is a day on which commercial banks are generally open for business in New York City (a “New York Business Day”) and London (a “London Business Day”).

Optional Redemption:
We cannot redeem the notes prior to maturity unless, due to the imposition by Sweden or one of its political subdivisions or taxing authorities of any tax, assessment or governmental charge subsequent to the issue date, we would become obligated to pay additional amounts.  If such an imposition occurs, we may at our option redeem all, but not less than all, the notes by giving notice specifying a redemption date at least 30 days, but not more than 60 days, after the date of the notice.  The redemption price will be 100% of the principal amount thereof, together with accrued interest to the redemption date.

Form:
The notes will be represented by one or more global securities, registered in the name of The Depository Trust Company or its nominee.  Except as described herein, notes in definitive form will not be issued.

Denomination:	The notes will be issued in denominations of US$1,000 and integral multiples of US$1,000 in excess thereof.

P-3

Underwriter:	Barclays Capital Inc.

Calculation Agent:	Barclays Bank PLC

Purchase Price:	100.0%

Method of Payment:	Immediately available funds

Securities Codes:

CUSIP:	00254EKY7

ISIN:	US00254EKY76

Trustee:	The Bank of New York Mellon Trust Company, N.A. (directly or as the successor in interest to another party).

Further Issues:
We may from time to time, without the consent of existing holders, create and issue further notes having the same terms and conditions as the notes being offered hereby in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon.  Additional notes issued in this manner will be consolidated with, and will form a single series with, the previously outstanding notes.

Payment of Principal and Interest:	Under the laws of New York, claims relating to payment of principal and interest on the notes will be prescribed according to the applicable statute of limitations.

Governing Law:	New York

P-4

USE OF PROCEEDS

We expect that the net proceeds from the issuance of the notes will be US$200,000,000, after deduction of underwriting commissions of 0.0%.  We will use the net proceeds for general corporate purposes.

PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in an Agency Agreement dated December 15, 2008, and a Terms Agreement dated July 6, 2011 (the “Agreements”), we have agreed to sell to the Underwriter and the Underwriter has agreed to purchase, all of the notes offered hereby at 100.0% of the aggregate principal amount.

Under the terms and conditions of the Agreements, the Underwriter is committed to take and pay for all of the notes, if any are taken.

Delivery of the notes will be made against payment on or about the fifth business day following the date of this pricing supplement.  Trades of securities in the United States secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise.  Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+3 basis, investors who wish to trade the notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

We have agreed to indemnify the Underwriter against, or to make contributions relating to, certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

From time to time the Underwriter and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the Underwriter is our swap counterparty for a hedge of our obligations under the notes.

The Underwriter has agreed to pay certain out-of-pocket expenses of the issue of the notes.

P-5

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.		US$200,000,000
	Page	AKTIEBOLAGET SVENSK EXPORTKREDIT (PUBL) (Swedish Export Credit Corporation) Floating Rate Global Notes Due July 2014 Barclays Capital Inc.
Pricing Supplement
About this Pricing Supplement	P-1
Description of the Notes	P-2
Use of Proceeds	P-5
Plan of Distribution	P-6
Prospectus Supplement
About this Prospectus Supplement	S-3
Summary Description of the Notes	S-4
Risks Associated with Foreign Currency Notes and Indexed Notes	S-7
Currency Exchange Information	S-10
Description of the Notes	S-11
United States Federal Income Tax Considerations	S-31
Plan of Distribution	S-37
Prospectus
About this Prospectus	3
Incorporation of Information We File with the SEC	3
Forward-Looking Statements	4
Enforcement of Liabilities; Service of Process	4
Prospectus Summary	5
Use of Proceeds	9
Capitalization	9
Description of Debt Securities	10
Swedish Taxation	19
Plan of Distribution	20
Exchange Controls and Other Limitations Affecting Security Holders	21
Validity of the Debt Securities	21
Authorized Representative	21
Expenses	21
Experts	22
Where You Can Find More Information	22